Mail Stop 7010

      February 15, 2006


Mr. Gaylord M. Karren
CEO and CFO
Electric Aquagenics Unlimited, Inc.
1464 W. 40 S. Suite #200
Lindon, UT  84042-1629

	RE:	Form 10-KSB for the fiscal year ended December 31, 2004
Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and
September 30, 2005
		File No. 333-86830

Dear Mr. Karren:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions, please show us your proposed revised disclosure in your response. With the exception of the comments below that specifically request an amendment, all revisions may be included in your future filings.

Item 6 - Management`s Discussion and Analysis or Plan of
Operation,
page 13

Liquidity and Capital Resources, page 16

2. We have reviewed your response to comment 9. Please also discuss in your liquidity section the changes in your financing cash flows as depicted in your statement cash flows. See the SEC Interpretive
Release No. 33-8350.

Item 8A - Controls and Procedures, page 18

3. We have reviewed your response to comment 10. Your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

4. Your proposed disclosure indicates there were no significant changes in your internal controls over financial reporting subsequent to the date of your most recent evaluation. Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308 of Regulation S-B.

Item 7 - Financial Statements

General

5. We have reviewed your response to comment 13. It appears that you have three operating segments beginning in 2005. Please confirm that you have determined that these three operating segments are also reportable segments. If you believe that you meet the criteria discussed in paragraph 17 of SFAS 131 for aggregation of your operating segments into less than three reportable segments, provide us with the analysis you performed in reaching this conclusion.
In
addition, please tell us why you have not provided the disclosures required by paragraph 33 of SFAS 131 in your 2005 Forms 10-QSB.
If
the paragraph 33 information should have been included, please amend your 2005 Forms 10-QSB accordingly to include it.

Note 1 - Business Description and Significant Accounting Policies, page F-8

General

6. Please disclose the amounts of your actual costs for shipping and handling excluded from cost of sales for each period presented as required by paragraph 6 of EITF 00-10, and the line item these excluded amounts are included in.

Earnings Per Share, page F-10

7. We have reviewed your response to comment 22. You disclose on page 22 that you issued 450,482 shares of restricted stock on April
6, 2004. Please clarify whether these shares were not outstanding as of December 31, 2004 or whether they were no longer restricted. Please also tell us what caused the restrictions to be removed.

Note 6 - Acquisition of Business, page F-13

8. We have reviewed your response to comment 24. Per Items 310(c) and (d) of Regulation S-B, historical financial statements of the acquired business and pro forma financial information might be required to be filed, based upon the results of significance tests performed in accordance with Items 310(c)(2) and (3) of Regulation S-
B. Please provide us with your significance tests for each period presented and file a Form 8-K with the required audited financial statements and pro forma information.

Note 7 - Related Party Transactions, page F-13

Sales To Affiliate, page F-13

9. We have reviewed your response to comment 25. Please tell us more regarding the conversion of your accounts receivable to long term notes receivable. What are the stated maturity dates of the notes receivable? Is there a minimum payment plan associated with the notes receivable, and if so, have payments been received in accordance with the plan? What is your basis for believing these amounts will be collected? When do you think full payment will be received and why has almost nothing been paid to date? Why do you think this trend is going to change?

Note 9 - Common Stock, page F-14

10. We have reviewed your response to comment 26. In addition to disclosing in future filings, please show us in your response the fair value of the warrants at the date of issuance and the reason for issuance. Please also tell us whether you used the Black-Scholes model for your issuances of warrants to non-employees, including the assumptions you used.

Exhibit 31 - Certifications

11. We have reviewed your response to comment 27. Item 601(b)(31) of
Regulation S-B requires certifications to be provided exactly as stated therein. Your proposed certification contains numerous differences from that presented in Item 601(b)(31). Please file an amendment to your Form 10-KSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B and refer to the appropriate locations for the definitions. Please also amend your 2005 Forms 10-QSB accordingly. In doing so, please refile the
Forms 10-KSB and 10-QSB in their entirety, along with the updated certifications.

FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2005

Financial Statements

Consolidated Statements of Operations

12. We have reviewed your response to comment 30. Where are the marketing and promotion expenses for the nine months ended September
30, 2004 classified? Marketing and promotion expenses for current and prior year should be classified consistently, in order to enable comparisons of the amounts. Please amend your filings to make the appropriate revisions to your prior period financial statements so that your presentation is the same for all periods presented.

Note 6 - Senior Convertible Debt

13. We have reviewed your response to comment 31. You state that you recorded the issuance of your convertible debt at its face amount since it cannot be converted immediately. Please tell us why you believe this treatment is appropriate, including the accounting literature that you used to support your conclusion. In addition, you state that your convertible debt does not have any nondetachable conversion features that would be deemed to be beneficial.
Provide
us with detailed computations which support your conclusion that you did not have any beneficial conversion features related to your convertible debt. Paragraph 5 of EITF 98-5 states that embedded beneficial conversion features are calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. See Case 1(b) at the end of EITF 98-5 for an example on how to perform this calculation. Note, however, that paragraph 5 of EITF 00-27 states that the effective conversion price, instead of the specified conversion price, should be used to compute the intrinsic value of the embedded beneficial conversion feature. See paragraphs 6-7 of EITF 00-27 for an example on how to perform this calculation.

Note 7 - Commitments and Contingencies

14. We have reviewed your response to comment 32. Based upon review of the license agreement, it appears that the licensee may terminate the agreement for various causes. If termination of the agreement occurs at any time within five years after the effective date, the licensee shall be entitled to a refund of the license fee on a pro-rated basis. As such, please tell us what consideration you gave to the agreement having a five year term, which would require the license fee to be recognized ratably over five years.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. Gaylord M. Karren
Electric Aquagenics Unlimited, Inc.
February 15, 2006
Page 1 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE